October 11, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 23, 2018
           Response Dated October 3, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have reviewed your October 3, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Basis of Presentation and Consolidation, page F-7

1. We note your response to comment 1. We understand the nature of your variable interest in ERC Mining LLC and your primary beneficiary determination based on the power and benefits criteria per your disclosures in Notes 1 and 6. It remains unclear to us how you reached a similar conclusion in LRR. We understand per Note 5 that LRR had paid off the note due you. Thus, it appears that you do not hold a variable interest in LRR. Absent any variable interest in an entity, the variable interest model, including determination of the primary beneficiary and consideration of related party interests, including common
 Mark C. Jensen
American Resources Corporation
October 11, 2018
Page 2
         control, does not seem to apply. Please further advise us.
2.       Please revise the assets and liabilities of ERC Mining LLC reported in
Note 6 to include
         the $4.1 million note due from an unaffiliated entity and the same amount due you prior to elimination of intercompany transactions.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Staff Attorney at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at (202)
551-3257 with any other questions.



FirstName LastNameMark C. Jensen                              Sincerely,
Comapany NameAmerican Resources Corporation
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